STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into, by, and between BComplaint, Inc, referred to as "Seller," and Helios & Matheson Information Technology Ltd. (NSE: HELIOSMATH), referred to as "Buyer."

WHEREAS, Seller is the owner and holder of certain fully diluted shares of Common Stock shares in The A Consulting Team Inc. ("TACT" or "Company" Nasdaq: TACX) referred to as "TACT-Shares"; and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, Thirteen Thousand Three Hundred and Fifty One (13,351) shares of stock of Company held by the Seller upon the terms and conditions and for the consideration set forth below;

NOW, THEREFORE, in consideration of the mutual covenants contained in this agreement, the parties agree as follows:

ARTICLE 1
PURCHASE

Section 1.01. Purchase

For the purchase price, and on the terms and subject to the conditions set forth in this agreement, Seller hereby sells, assigns, transfers, and delivers to Buyer, and Buyer hereby purchases from Seller, all of his right, title, and interest in the Thirteen Thousand Three Hundred and Fifty One (13,351) TACT-Shares now owned by the Seller. The stock will be delivered to the Buyer at Closing.

ARTICLE 2
PURCHASE PRICE

Section 2.01. Purchase Price

The purchase price to be paid by Buyer to Seller for the TACT-Shares is Sixty Six Thousand Seven Hundred and Fifty Five Dollars ($66,755.00), which will be paid in full at Closing.

ARTICLE 3
WARRANTIES OF SELLER IN THEIR INDIVIDUAL CAPACITY

Section 3.01. Warranties of Seller.

Seller hereby warrants, represents, and covenants to Buyer, and this agreement is made in reliance on the following, each of which is deemed to be a separate covenant, representation, and warranty:

(a) Authority

This contract is entered into on the basis and representation of Seller that it has the necessary title, power, authority, sanction and consent of the general body of shareholders or statutory govt. regulatory authorities to enter into this Agreement.

(b) Ownership of Stock

Seller owns, beneficially and of record, free and clear of all liens, charges, claims, equities, restrictions, or encumbrances, the shares of capital stock of the Company set forth opposite it's name in Section 1.01 hereof, which is attached to and incorporated in this agreement, and has the full right, power, and authority to sell, transfer, and deliver to the Buyer, in accordance with this agreement, the number of shares of common stock of the Company so set forth, free and clear of all liens, charges, claims, equities, restrictions, and encumbrances and attachments. The sale by Seller of those shares does not constitute a breach or violation of, or default under, any will, deed or trust, agreement, or other instrument by which that Seller is bound.

ARTICLE 4
CLOSING DATE AND SURVIVAL OF WARRANTIES

Section 4.01. Time and Place of Closing

The purchase and sale described in this agreement shall be consummated, on _____, 2006.

Section 4.02. Procedure and Obligations at Closing and Post Closing

On the closing date,

(a) Buyer shall wire Sixty Six Thousand Seven Hundred and Fifty Five Dollars ($66,755.00) to the Seller.

Seller Bank Account Details:

Bank Name and Branch :
Account Number:
Routing Number:
Swift Code:

    (b) Seller shall hand over Thirteen Thousand Three Hundred and Fifty One (13,351) shares to Buyer's attorney, Navneet Chugh of The Chugh Firm.

Section 4.03. Survival of Warranties

The warranties, representations, and covenants of each of the parties to this agreement, Buyer and Seller, shall survive for one-year after the execution of this agreement and the consummation of the purchase and sales described in this agreement.


ARTICLE 5
MISCELLANEOUS


Section 5.01. Nonassignability

    Neither this agreement, nor any interest in this agreement, shall be assignable by the Buyer without the prior written consent of the Seller.

Section 5.02. Notices

    All notices required or permitted to be given under this agreement shall be in writing and shall be sent by first-class mail, postage prepaid, deposited in the United States mail.

    If intended for the Seller, shall be given to the Seller and shall be addressed:

████████████████████████████████

    And if intended for the Buyer, shall be addressed:

    Helios & Matheson Information Technology Ltd., # 9, Nungambakkam High Road, Chennai 600 034, India.

With a copy to:

        Navneet S. Chugh, Attorney, C.P.A.
        The Chugh Firm, APC
        13304 Alondra Blvd., 2nd Floor, Cerritos, CA 90703-2263
        Email: Navneet@Chugh.com

Any party to this agreement may change the address for notices to be sent to him or her by written notice to the other parties.

Section 5.03. Governing Law

All questions with respect to the construction of this agreement, and the rights and liabilities of the parties to this agreement, shall be governed by the laws of the State of New York.

Section 5.04. Arbitration

Any controversy between the parties hereto involving the construction or application of any terms, covenants or conditions of this Agreement or the Note, or any claims arising out of or relating to this Agreement or the Note, or the breach hereof or thereof, will be submitted to and settled by final and binding arbitration in New Jersey, in accordance with the rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In the event of any arbitration under this Agreement or the Note, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein. The "prevailing party" means the party determined by the arbitrator to have most nearly prevailed, even if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered.

Section 5.05. Inurement

Subject to the restrictions against assignment as contained in this agreement, this agreement shall inure to the benefit of, and shall be binding upon, the assigns, successors in interest, personal representatives, estates, heirs, and legatees of each of the parties to this agreement.

Section 5.06. Attorneys' Fees

In the event of any controversy, claim or dispute between the parties to this agreement, arising out of or relating to this agreement or the breach of this agreement, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees, and costs.

Section 5.07. Entire Agreement

This agreement, along with the related promissory note and security agreement, contains the entire agreement of the parties to it, and supersedes any prior written or oral agreements between them concerning the subject matter contained in this agreement. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties to this agreement, relating to the subject matter contained in this agreement, which are not fully expressed in it. Any schedules or exhibits referenced herein to

be delivered by Seller and not so delivered or attached as of the date hereof may be delivered at any time within two weeks of the date hereof.

EXECUTED on _____, 2006.

SELLER



William Miller/President
BComplaint, Inc.

BUYER: Helios & Matheson Information Technology Ltd.

_____

By: V. Ramachandran/Chairman

are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties to this agreement, relating to the subject matter contained in this agreement, which are not fully expressed in it. Any schedules or exhibits referenced herein to be delivered by Seller and not so delivered or attached as of the date hereof may be delivered at any time within two weeks of the date hereof.

EXECUTED on _____, 2006.

SELLER

_____
William Miller/President
BComplaint, Inc.

BUYER: Helios & Matheson Information Technology Ltd.

_____
By: V. Ramachandran/Chairman